List of Subsidiaries

Subsidiary	Place of Incorporation
m-FINANCE Limited	Hong Kong
m-FINANCE Trading Technologies Limited	Hong Kong
Omegatraders Systems Limited	Hong Kong
iBCH Inc.	British Virgin Islands
CAT Strategy Limited	Hong Kong